CCSC Technology International Holdings Ltd

November 13, 2023

Via Edgar

Mr. Evan Ewing

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	CCSC Technology International Holdings Ltd
Amendment No.1 to Registration Statement on Form F-1
Filed July 28, 2023
File No. 333-270741

Dear Mr. Ewing:

This letter is in response to the letter dated August 10, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to CCSC Technology International Holdings Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response. An amendment to the registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

General

1. Please update your disclosure with respect to the status of your filing with the CSRC or disclose why you have not yet filed materials with the CSRC.

Response: We respectfully advise the Staff that we submitted our filing materials to the CSRC and were notified in writing by the CSRC on November 6, 2023 that we do not fall within the scope of the filing requirements, and thus are not required to file under the Trial Measures at this time. Accordingly, we have updated the related disclosure in the Amendment.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Chee Hui Law
Name:	Chee Hui Law
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC